Exhibit 7.3

ABA TEAM RESERVATION AGREEMENT

THIS TEAM RESERVATION AGREEMENT (“Agreement”) is entered into as of this 23rd day of January, 2021 by and between American Basketball Association, LLC, an Indiana limited liability company located at 9421 Holliday Drive, Indianapolis, IN 46260 (“ABA”) and Valiant Eagle Inc., a Delaware corporation (“Company”).

RECITALS

WHEREAS, ABA operates a professional basketball League in the United States, Canada, and Mexico and desires to grant to Company the right to become a Class “B” member of the ABA and to operate a Team in the greater metropolitan and surrounding area of Beverly Hills which membership will be governed by the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing, of the mutual promises of the parties hereto, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.       Reservation Fee. The Company will provide a non-refundable two thousand five hundred dollar ($2,500.00) reservation fee to the ABA, which will be used by the ABA to confirm the Company’s financial qualifications to operate a team and to assist the team in preparing for its initial season of play. If the ABA determines in its sole discretion the company or its investor group does not have the financial backing to operate a successful team, then the League will not grant the initial Operating Rights however, will extend for a period of one playing season the Reservation Agreement at which time the agreement will be subject to cancellation. The assistance will include but not be limited to supplying: ongoing operations information including ABA Marketing/Information Memos; operational guidelines including budgets, suggested contracts for players, coaches, general managers, etc.; and other information as requested.

2.       Payment. The Company will pay the ABA a $2500 deposit for its market reservation with the execution of this contract. This is a non-refundable payment made with the intent to play in the upcoming Fall 2021 season and is subject to all the terms of this Agreement.

3.       Conditional Grant of Operating Rights to Company. The ABA hereby conditionally grants and assigns to Company the exclusive right to operate (“Operating Rights”) a professional basketball team in the greater metropolitan and surrounding Beverly Hills, CA area to play in the ABA subject to the terms outlined in this Agreement.

4.       Trademark and Logo. The grant does not include the right to use the ABA trademark or logo without permission of the ABA or to assign or transfer the rights granted hereunder to any third party.

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5.	Conditions of Grant. This grant is subject to the Company providing the following on or before June 1, 2022:

a.   An acceptable arena lease;

b.   20 or more proposed home dates for the upcoming season from which 10 will be selected;

c.    Registered domain name for Team and development of a Team website.

6.	Additional Conditions of Grant.

a.   Starting and completing the season, and doing so in a professional manner;

b.   Meeting the ABA Standards and Requirements as outlined in on-going directives from the ABA;

c.    Using ABA referees for all home games;

d.   Using the ABA red, white and blue ball for all home games; and

e.   Not interfering with the contract rights of other ABA teams and their players.

7.	Company’s Agreement to be Bound by ABA Team Market Reservation Agreement. The Company agrees to be bound by the terms and conditions of this Agreement at all times while operating a team in the ABA.

8.	Non-Competition. The company agrees the ABA has created substantial goodwill in the development of its trade name and marks, local team marketing techniques, rules, innovations, plans, trade secrets, proprietary information and methods of doing business as a professional basketball league. The Company agrees the ABA would be unfairly disadvantaged and irreparably injured should it become a member of the ABA and then leave to play in or join another professional basketball league in the United States or anywhere in the world. Should the Company leave the ABA for another professional basketball sports league for any reason, it will compensate the ABA in liquidated damages in the amount of $400,000 for value received by the Company and injury sustained by the ABA.

9.	Binding Agreement. This Agreement is binding on and enforceable by and against the parties, their heirs, successors, legal representatives and assigns.

10.	Non-Transferable. This Agreement and the rights conveyed to the Company (including the right to operate a team in the ABA) are not transferable without the consent of the ABA.

11.	Governing Law. This Agreement shall be governed by and construed according to the laws of the State of Indiana.

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12.	Severability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purposes of this Agreement is determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operating of or affect those provisions of this Agreement which are valid.

13.	Notices. Any notices required or permitted to be given under this Agreement must be given in writing, and will be deemed given when personally delivered or, if earlier, when ABA Confidential 7-31-2012 4 received after mailing by registered of certified United States mail, postage prepaid, with return receipt requested. Notice to the Company is valid if sent to his principal place of business.

14.	Headings. The headings in this Agreement are inserted for convenience only and are not part of the Agreement.

15.	Entire Agreement. This Agreement sets forth all (and is intended by all parties to be an integration of all) of the representations, promises, agreements and understandings among the parties hereto and there are no representations, promises, agreements or understandings, oral or written, express or implied, among them other than as set forth, referred to, or incorporated herein.

16.	Amendment. This Agreement may be amended by written agreement executed by both parties hereto.

17.	Counterpart Copies. More than one (1) copy of this Agreement may be executed and all parties agree and acknowledge that each executed copy shall be a duplicate original.

IN WITNESS WHEREOF, the parties hereto have duly and properly executed this Agreement, this 23rd day of January, 2021.

American Basketball Association, LLC		COMPANY

By:	/s/ Joseph Newman	By:	/s/ Xavier Mitchell

Name:	Joe Newman	Name:	Xavier Mitchell

Title:	Chief Executive Officer	Title:	CEO, Owner, Valiant Eagle Inc.

Date:	January 29, 2021	Date:	January 23rd, 2021

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